So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

April 24, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 6, 2009
File No. 333-157738

Dear Mr. Reynolds:

We are in receipt of your comment letter dated April 3, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We do not recognize your primary SIC code of 000-51886 that is listed on the cover of the registration statement. Please revise with the correct SIC code number.

ANSWER:	Please be advised that we have revised our primary SIC code listed on the cover of the registration statement.

2.
We note that you did not timely file the Form 10-K for the fiscal year ended December 31, 2008, nor did you file a Form 12b-25 for this filing. Please add a risk factor to discuss your ability to meet the periodic reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 ("Exchange Act").

ANSWER:
Please be advised we are a smaller reporting company which has 90 days after the year end to file our annual report. Therefore, our Form 10-K for the fiscal year ended December 31, 2008 was timely filed on March 31, 2009.

Prospectus Cover Page

3.	Please relocate the "Subject to Completion" legend as described in Item 501(b)(10) of Regulation S-K from the registration statement cover page to the prospectus cover page.

ANSWER:	Please be advised that we have relocated the “Subject to Completion” legend from the coverage page of our registration statement to the prospectus cover page.

Prospectus Summary, page 1

4.
We note substantial promotional language throughout the prospectus. Such as "our technologies and networking platform will lead to substantial benefits and life improvements to millions of people around the world by bringing together the solutions and solution makers for many of the earth's major problems ...." Please remove the promotional language throughout the prospectus or provide a basis for these statements.

ANSWER:	Please be advised that all language that may be deemed promotional has been removed throughout the prospectus.

Risk Factors, page 2

5.
 Please revise the second risk factor subheading. It appears from disclosure throughout the prospectus that you will need additional capital and that you are presently taking action to obtain additional funding.

ANSWER:	Please be advised that we have revised our second risk factor subheading to indicate that we need additional capital to fund our future operations.

6.
We note several risk factors refer to customers, growth, and expected revenues. Since the company does not appear have any customers, revenues, or growth (in terms of revenues or profits), as it is still in the developmental stage, please revise the use of these terms in this section to avoid mitigating the risks discussed.

ANSWER:	Please be advised that we have either removed or revised the use of these terms to avoid mitigating the risks discussed.

7.	Please add one or more risk factors to address the company's lack of operating history, customers, revenues, and currently available products or services. See Item 503(c) of Regulation S-K.

ANSWER:	Please be advised that we have added a risk factor to address our lack of operating history, customers, revenues, and brand name.

8.
Please revise the second full risk factor on page 4 to remove references to officers, directors, and insiders, as there is only one member of management. Please revise similar language on page 17 of the prospectus and throughout the registration statement.

ANSWER:
Please be advised that we have removed the references to officers, directors and insiders on the second risk factor on page 4, page 17 and elsewhere as necessary to indicate that we currently have only one officer, director and insider.

9.
Please add a risk factor discussing your liquidity difficulties. This risk factor should also discuss your inability to pay your obligations to Mr. Halpern and your need to pay for services with stock grants.

ANSWER:	Please be advised that we have added a risk factor discussing our liquidity difficulties.

10.
Please add a risk factor discussing your dependence on Mr. Halpern's ability and willingness to loan you cash and defer his compensation while you seek additional capital. This discussion should include your assessment of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

ANSWER:	Please be advised that we have added a risk factor discussing our dependence on Mr. Halpern’s ability and willingness to loan us money.

Item 7. Selling Shareholders, page 7

11.
Clearly disclose the nature of any material relationship which the selling shareholder has had with the registrant or an affiliate, as required by Item 507 of Regulation S-K. For example, disclose the nature of the relationship of Greg Halpern with Edward Halpern, Dianne Halpern, and Serena Halpern.

ANSWER:	Please be advised that we have revised our registration statement to disclose our material relationship with our selling shareholders wherever necessary as required by Item 507 of Regulation S-K.

12.	Please revise to clarify whether Greg Halpern is a broker-dealer or affiliated with a broker-dealer.

ANSWER:	Please be advised that Greg Halpern is not a broker-dealer or affiliated with a broker-dealer on page 8.

Item 9. Description of Securities to be Registered. page 9

13.	Please revise to clarify the voting rights of your shareholders as required by Item 202(a)(l)(v) of Regulation S-K.

ANSWER:	Please be advised that we have clarified the voting rights of our shareholders as required by Item 202(a)(1)(v) of Regulation S-k on page 9.

Description of Our Business, page 10

14.
Please substantially revise your Business section to clarify: 1) which products and services are currently offered; 2) which products and services will be offered based upon the cash currently available; and 3) which products and services will only be offered with additional financing. In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, advertising revenue, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. marketing, signing contracts, developed a prototype, etc.). We note much of the disclosure in the Business section appears to relate to future events after additional financing is obtained.

ANSWER:	Please be advised that we have substantially revised our Business section to fully describe our business in accordance to your instruction.

15.
Please substantially revise your description of your product or potential products. We note that there are many claims that appear promotional in light of your financial condition (i.e. "Our network is designed and positioned to become a top web property in all major global markets."). Also, it is unclear what exactly your product is. Please use plain English and remove technical or vague terms to describe your product or future products. For example, it is unclear what you mean by "networking," "social entrepreneurship," "unique proprietary data link between the primary problems in the world and the best possible solutions being developed globally," "unifying key elements of successful development for breakthrough solutions to major problem," etc. Sec Item 101(h) of Regulation S-K.

ANSWER:	Please be advised that we have revised our registration statement to remove all the description that may be deemed to be promotional.

16.
When discussing your potential product(s), clearly disclose the milestones necessary to bring your product to market and the funding necessary to achieve these milestones. Also, discuss the time frame for the milestones and the impact upon your time frame if you are unable to obtain additional capital.

ANSWER:
Please be advised that we have revised our registration statement to clearly disclose (1) the milestones necessary to bring our product to market, (2) the funding necessary to achieve these milestones, (3) the time frame for the milestones, and (4) the impact of not obtaining additional capital.

17.
Please provide the basis for your assertion that your potential market is S21 billion and growing annually at $10 billion a year. We note that you seemingly differentiate yourself as a niche website devoted to help people seeking solutions. It appears your potential market may be just a small subset of the broader market you describe.

ANSWER:	Please be advised that we have revised our registration statement to remove the statement that our potential market is $21 billion and growing annually at $10 billion a year.

18.	Please clearly explain how Google and Myspace are your competitors and how their products are similar to yours.

ANSWER:	Please be advised that we have removed the statement that Google and MySpace are our competitions, and have further revised our Competition section.

19.	Please revise to disclose your general development of business for the past three years. See Item 101(h) of Regulation S-K.

ANSWER:
Please be advised that we became a development stage company focused on developing our current business model in October 2008 when Mr. Greg Halpern joined us. Prior to October 2008, we were a blank check company with no real business operations. We have revised our registration statement to disclose our general business development since October 2008 pursuant to Item 101(h) of Regulation S-k on page 10.

20.
Please clarify when the current business model under Mr. Halpern first began. It is unclear if the networking platform business started on October 7, 2008 or if had started earlier under a different entity or informally through Mr. Halpern. If the business began prior to October 7, 2008, please revise this section to include any general developments that occurred prior to Mr. Halpern's acquisition of the corporate shell. We may have further comment.

ANSWER:	Please be advised that we have revised our registration statement to disclose that our current business model was first formed in October 2008 on page 10.

21.	Please revise your intellectual property section to discuss what protections you have under state and/or federal laws for your "trade secrets."

ANSWER:	Please be advised that we have revised our Intellectual Property section to disclose that we have no specific state or federal protections for our trade secrets.

22.
Please revise to discuss whether you will seek copyright protection and/or patents for your networking platform or technologies. If not, please advise us whether a risk factor would be appropriate to discuss the lack of protection for some elements of your intellectual property.

ANSWER:
Please be advised that we have revised to disclose that at this time we have no plan to seek any other specific intellectual property protections. Our intellectual property is not being relied on as a protection against competition.

23.
Please revise to include the disclosures required by Items 101(h)(4)(x), and (xii) of Regulation S-K. In particular, it is unclear if you have any employees other than Mr. Halpern. We may have further comment.

ANSWER:	Please be advised that we have included the disclosures required by Items 101(h)94)(x) that we have only one (1) employee, Mr. Greg Halpern, on page 11.

24.	Please revise to include the disclosures required by Item 101(h)(5) of Regulation S-K.

ANSWER:
Please be advised that we became a development stage company focused on developing our current business model in October 2008 when Mr. Greg Halpern joined us. Prior to October 2008, we were a blank check company with no real business operations. We have revised our registration statement to disclose our general business development since October 2008 pursuant to Item 101(h) of Regulation S-k on page 10.

Description of Property, page 12

25.
Please clarify your office arrangements. Please identify the name of the shareholder and the company that is loaning you the use of their space in Humble, Texas and the terms of this arrangement. Also, clarify the terms of arrangement for the network platform in Albuquerque, New Mexico.

ANSWER:	Please be advised that we have revised our disclosure under Description of Property section to clarify our office arrangements and operational activities on page 12.

26.
Please clarify in this section or other appropriate places in the registration statement what operations occur in your principal executive office and how many employees, if any, work there. We note that you only have one executive officer that lives in Illinois and the corporate telephone number has an Illinois area code.

ANSWER:	Please be advised that we have revised our statement to disclosure our office arrangement and operational activities where necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

27.
Please revise your Liquidity and Capital Resources section to clearly discuss your cash needs in terms of meeting your ongoing expenses in the next year. Please discuss your current cash position and the potential obligations that you have including salary, general & administrative expenses, costs related to the development of your product, and costs for meeting your financial reporting obligations. It appears that the company has insufficient cash to continue its operations without relying loans from shareholders, deferring compensation, exchanging stock for services, and obtaining additional capital.

ANSWER:	Please be advised that we have revised our Liquidity and Capital Resources section to clearly discuss our cash needs.

28.
Please clarify how long Mr. Halpern will be able to support your operations by loaning funds or deferring salary and commission income. If Mr. Halpern declines to continue these loans or deferrals, how long will the company be able to continue without obtaining additional capital.

ANSWER:
Please be advised that we have disclosed under our Liquidity and Capital Resources section that Mr. Halpern expects to continue to provide financing to us on an as-needed basis but there is no assurance that he will be able to continue to provide such funding into the future. Mr. Halpern is not subject to any contractual obligation to continue to fund our operations. If we are able to launch the So Act Network as anticipated during the second calendar quarter of 2009, we  hope to generate enough revenue to become cash flow positive by fiscal year end of 2009.

Directors. Executive Officers. Promoters and Control Persons, page 17

29.
 In your management biography, please specify the years Mr. Halpern was affiliated with each listed entity. If you voluntarily disclose business experience of management beyond five years, please fill in any gaps. Also, the last sentence in Mr. Halpern's management biography is too broad. Please add specific details or remove the sentence.

ANSWER:	Please be advised that we have revised Mr. Halpern’s biography on page 17.

30.
Please clarify what type of entity "Ultimate Kindness Towards All Living Creatures On Earth" is, as it is unclear whether it is a nonprofit organization, 501(c)(3) tax-exempt organization, a sole proprietorship, a partnership, an unincorporated association, etc. Also, please clearly discuss whether this organization is the predecessor to So Act Network, Inc. or its products. If so, please revise the business section accordingly.

ANSWER:	Please be advised that we have revised to disclose the type of entity that “Ultimate Kindness Towards All Living Creatures on Earth” is and its relationship to our creation of So Act Network.

31.
Please clarify that the Circle Group Holdings Inc. and Z-Trim Holdings Inc. are the same entity. Also, please revise your description for the Circle Group to indicate that it was a venture capital firm.

ANSWER:	Please be advised that we have revised to clarify the relationship between all entities and the nature of their business.

32.	Please identify the company that did the $2.5 million Regulation A offering mentioned in Mr. Halpern's biography and identify Mr. Halpern's role with the company.

ANSWER:
Please be advised that we have revised to disclose that the company raised the $2.5 million Regulation A offering is Circle Group Internet, Inc, an Illinois Corporation. Mr. Halpern was the founder and CEO of that company when the Regulation A Offering was conducted commencing in 1998 and completed in January 1999.

33.	Please advise us if you have significant employees or promoters as described in Item 401 of Regulation S-K.

ANSWER:	Please be advised that Mr. Greg Halpern is our only employee, and we do not have any promoters.

Executive Compensation, page 18

34.
Please clarify whether there is an agreement with Mr. Halpern for him to defer receiving his salary or commission pursuant to his employment agreement. If yes, please disclose the terms or circumstances of the deferral. If not, please clarify whether Mr. Halpern can demand immediate payment of his salary, commissions, and accrued unpaid salary at any time.

ANSWER:	Please be advised that we have revised to disclose that Mr. Halpern can demand immediate payment of his salary, commissions and accrued unpaid salary at any time.

35.	Please disclose all material terms and conditions of the employment agreement in this section rather than incorporating by reference your employment agreement.

ANSWER:	Please be advised that we have disclosed all material terms and conditions of the employment agreement under the caption Executive Compensation.

Transactions with Related Persons. Promoters and Certain Control Persons, page 19

36.	Please provide more details concerning the "services provided" by Mr. Halpern in exchange for the 44,900,000 shares of common stock.

ANSWER:	Please be advised that we have revised to disclose that the shares were issued as founder’s shares for running the business and beginning our business operations.

37.	According to Note 7 of your financial statements on page F-12, Mr. Halpern contributed office space with a fair value of $2,913 to the company. Please add this transaction to this section or advise.

ANSWER:	Please be advised that we have included Mr. Halpern’s contribution of the office space under the caption of Transactions with Related Persons on page 19.

Part II

Item 15. Recent Sale of Unregistered Securities, page H-l

38.
Please revise to indicate the facts relied on to make the noted exemptions available for the sales that occurred on January 27, 2009. In addition, clarify the services rendered and the valuations placed upon the services. Clarify whether those services have been provided. If not, clarify when the services are expected to be provided. We may have further comment.

ANSWER:	Please be advised we have revised to indicate the facts relied upon to make the noted exemptions and also have clarified the services rendered and the valuations of the services on page H-1.

39
On pages F-12, F-13, and F-14 you describe various issuances of your common stock to various persons. We note that many of these transactions are not disclosed in this section or are described here, but not in your financial footnotes. Please revise to reconcile these discrepancies. We may have further comments.

ANSWER:	Please be advised that we have revised our registration statement to disclose all the recent sales of unregistered securities on page II-2.

Item 16. Exhibits, page II-3

40.	The legality opinion states that the registration statement is offering 182,284,000 shares of common stock. Please reconcile with the registration statement cover page.

ANSWER:	Please be advised that we have revised our legal opinion to reconcile with the registration statement cover page.

41.	Please file your consulting agreements, as described on pages F-13 and F-14.

ANSWER:	Please be advised that we have attached our consulting agreement as exhibit 10.3 to the registration statement.

42.	Your bylaws were not filed with your Form 8-K filed on October 17, 2008. Please file them with your next amendment.

ANSWER:	Please be advised that we have revised our exhibit index to disclose that our bylaws were filed as Exhibit 3.2 to the Form 10SB filed with the SEC on April 03, 2006.

Item 17. Undertakings, page II-3

43.	Please revise this section to include all applicable undertakings in Item 512 of Regulation S-K.

ANSWER:	Please be advised that we have revised this section to include all applicable undertakings in Item 512 of Regulation S-k.

Signatures

44.	Please add the title of director to Mr. Halpern's title on the signatures page.

ANSWER:	Please be advised that we have revised our disclosure to add the title of director to Mr. Halpern’s title on the signature page.

Form 10-K Filed March 31, 2009 General

45.	Please amend your Form 10-K to comply with the above comments, as applicable.

ANSWER:	Please be advised that we have amended our Form 10-K to comply with the above comments as applicable.

Cover Page

46.
You have indicated on the cover page that you are not a shell company. However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2.  You have had no operations to date and you have assets consisting of cash and nominal other assets. Please revise.

ANSWER:	Please be advised that we have revised the cover page of our Form 10-K to disclose that we are a shell company.

Item 9A. Controls and Procedure, page 8

47.
We note that you concluded your disclosure controls and procedures were effective as of December 31, 2008. Considering the issues raised herein and the fact that you were delinquent in filing your Form 10-K for the fiscal year ended December 31, 2008, please tell us how these issues affect management's conclusion that your disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

ANSWER:	Please be advised that we are a smaller reporting company which has 90 days after the year end to file an annual report. Our Form 10-K for the fiscal year ended December 31, 2008 was timely filed on March 31, 2009.

48.
We note your conclusion that your internal control over financial reporting was effective "for the purposes for which it is intended." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting.

ANSWER:
Please be advised that we have revised our disclosure to state, in clear and unqualified language, the conclusions reached by our chief executive officer and our chief financial officer on the effectiveness of our internal control over financial reporting.

Exhibits

49.	Please provide a current consent of the independent accountants in any amendment.

ANSWER:	Please be advised that we have provided a current consent of our independent accountants to the filing of this amended registration statement.

The Company acknowledges that:

●    The company is responsible for the adequacy and accuracy of the disclosures in the filing;

●    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director